FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004
Commission File Number

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|     Form 40-F   |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ..... No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A. (Registrant)

Date 26 november 2004 *Print the name and title of the signing officer under his signature.	By: Fabrizio Nardi (Signature)*

Fabrizio Nardi Investor Relations Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING STREAMLINES THE STRUCTURE OF ITS BRANDS

        Bologna, Italy, November 26, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, announced that its Board of Directors decided yesterday to sell the Ducati Corse brand from Ducati Motor Holding to Ducati Corse S.r.l On the same date Ducati Corse Board of Directors decided to purchase the Ducati Corse brand. The transaction will take place by the end of the year.

        The main reason for the transaction is to rationalize management of the “Ducati” and “Ducati Corse” brands, allowing each brand to be developed economically as separate entities.

        Ducati Corse S.r.l., fully-owned by Ducati Motor Holding S.p.A.(99% directly and 1% indirectly), is focused on the organization and management of the MotoGP and Superbike racing teams, the development and construction of racing bikes, as well as all related promotional activities which aim to increase the Company’s presence on the international circuits and enhance its brand image.

        The Ducati Corse Brand has been valued at Euro 23 million, and has been calculated on a discounted cash flow of Ducati Corse’s brand royalties, related to the use of the brand by licencees and sponsors. The valuation was based on an independent appraisal commissioned by Ducati Motor Holding.

        Payment by Ducati Corse S.r.l. will be made within six months of the closing of the transaction, and the Company will finance it with one or more of the following: bank credit, potentially granted by a pledge on the trademark, the sale and lease back of the brand, the factoring of sponsorship agreements signed by Ducati Corse S.r.l.

        From a consolidated financial statement point of view, the operation has no financial or economical implications. Ducati Motor Holding S.p.A. will make a one-off gain of Euro 23 million, while Ducati Corse will register the brand as an intangible asset for the same value.

        Mr. Federico Minoli, Mr. Enrico D’Onofrio, and Mr. Gianluigi Mengoli, respectively President and CEO, Chief Financial Officer and Technical Director of Ducati Motor Holding are all members of the Board of Directors of Ducati Corse S.r.l., of which Mr. Minoli is also President. Ducati Motor Holding’s statutory auditors are the same as those of Ducati Corse.

        It should be noted that the operation will not imply, for any of the above-mentioned parties, that objectives will be reached and that subsequent bonuses or benefits will be awarded, that they would otherwise not have been paid.

        In addition, as of today, Mr. Minoli owned 500,000 shares in Ducati Motor Holding S.p.A., Mr. D’Onofrio 241,000 shares and Mr. Mengoli 9,000 shares. On the same date, the statutory auditors did not hold any Ducati shares.

        This press release is issued in compliance with the Article 66 and the Article 71 bis of CONSOB Regulation for Issuers.

        Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

        This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:

Fabrizio Nardi Director, Investor Relations Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italy

Main Tel: + 39 051 6413 111 Direct tel: + 39 051 6413 213 E-mail: IR@ducati.com